United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: March 22, 2013

NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Board of Directors of GRUMA, S.A.B. DE C.V., by this notice the Shareholders of the Company are called to a General Ordinary Shareholders' Meeting which will be held on April 26, 2013 at 10:30 a.m., in the ''San Jeronimo I'' Room of the Courtyard by Marriot Monterrey San Jeronimo Hotel located at Ave. San Jeronimo No. 1012, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL ORDINARY MEETING

  Presentation of the reports referred to by article 28 section IV of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and Nineteenth article section IV of the Company's By-laws for the fiscal year ending December 31, 2012, including the Financial Statements of GRUMA, S.A.B. de C.V. for the fiscal year commencing on January 1 and ending December 31, 2012, for their discussion, and as the case may be, approval.

  Presentation of the Company's fiscal obligations compliance report pursuant to article 86 section XX of the ''Ley del Impuesto Sobre la Renta'' (Mexican Income Tax Law).

  Proposal and, as the case may be, approval of the application of results for the period referred to in the first item of this Agenda.

  Proposal for determining the maximum amount of funds to be used for the repurchase of shares of the Company, and presentation of the report of the operations made with the Company's own shares during fiscal year 2012.

  Election of the members of the Board of Directors, its Secretary, and their corresponding Alternates, determination of the independence of the proposed Board Members with such quality, and the approval of their compensations.

  Election of the Presidents of the Audit Committee and the Corporate Governance Committee of the Company.

  Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In order to hold the Ordinary Shareholders' Meeting above notified, as provided by Article 173 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 49, section I, of the '' Ley del Mercado de Valores '' (Mexican Securities Law) all the information and documentation related with each of the items of the Agenda is, as of the date hereof, available to the Shareholders for review and analysis during office hours at the Company's offices located at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico.

In order to have the right to attend and vote at the corresponding Ordinary Shareholders' Meeting, as provided by Article 129 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 290 of the '' Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the '' Ley del Mercado de Valores '' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

Monterrey, Nuevo Leon, March 22, 2013

/S/
___________________________________
LIC. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS